U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________

Commission file number _______________

MAYFAIR GOLD CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

489 McDougall Street

Matheson, Ontario P0K 1N0

Canada

866-360-5600

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)

of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	MINE	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: _______________

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORM 40-F

Principal Documents

The documents filed as Exhibits 99.1 through 99.68 hereto, each of which is incorporated by reference into this registration statement, contain all information material to an investment decision that Mayfair Gold Corp. (“Mayfair Gold”), since the beginning of its last completed fiscal year, (i) made or was required to make public pursuant to the laws of British Columbia or Canada, (ii) filed or was required to file with the TSX Venture Exchange (the “TSXV”) and which was made public by the TSXV, or (iii) distributed or was required to distribute to its security holders.

Our independent auditor is Davidson & Company LLP (PCAOB Firm ID 731).

Mayfair Gold’s Audited Financial Statements included in this Registration Statement on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

Resource and Reserve Estimates

The information included or incorporated by reference into this Registration Statement on Form 40-F regarding mineral deposits has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these differ from the definitions of such terms for purposes of the disclosure the requirements of the Securities and Exchange Commission (the “Commission”).

Accordingly, information contained and incorporated by reference into this Registration Statement on Form 40-F that describes Mayfair Gold’s mineral deposits may not be comparable to similar information made public by issuers subject to the Commission’s reporting and disclosure requirements applicable to domestic United States issuers.

Off-Balance Sheet Arrangements.

Mayfair Gold does not have any off-balance sheet arrangements.

Cash Requirements

Mayfair Gold’s material cash obligations from known contractual and other obligations are discussed in the Mayfair Gold’s annual and interim management’s discussion and analysis, incorporated by reference into this Registration Statement.

Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

NYSE American Statement of Governance Differences

As a Canadian corporation listed on the NYSE American and the TSXV, Mayfair Gold is not required to comply with most of the NYSE American’s corporate governance standards, so long as Mayfair Gold complies with Canadian corporate governance practices. In order to claim such an exemption, however, the NYSE American Company Guide requires that Mayfair Gold provide to NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, Mayfair Gold must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE American corporate governance standards.

Mayfair Gold has included a description of such significant differences in corporate governance practices on its website: www.mayfairgold.ca. In addition, Mayfair Gold has included a description of such significant differences below:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on the NYSE American is required to state its quorum requirement in its bylaws. Mayfair Gold’s quorum requirement is set forth in its Articles and Notice of Articles. The quorum for the transaction of business at a meeting of Mayfair Gold’s shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are, present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Shareholder Approval Requirement: The NYSE American Company Guide requires a listed company to obtain the approval of its shareholders for (i) certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than minimum price permitted by the NYSE American, and (ii) the adoption of, or material amendment to, certain equity compensation plans and arrangements. Mayfair Gold will follow the shareholder approval requirements of the TSXV in connection with certain securities issuances, including private placements, and the adoption and material amendment of equity compensation plans and other compensation arrangements.

Proxy Delivery Requirement: The NYSE American Company Guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. Mayfair Gold solicits proxies in accordance with British Columbia securities laws.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Mayfair Gold undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Mayfair Gold has filed a Form F-X concurrently with the filing of this registration statement.

Any change to the name or address of the agent for service of process of Mayfair Gold shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Mayfair Gold.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Mayfair Gold Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 20, 2026.

MAYFAIR GOLD CORP.

By:	/s/ Nicholas Campbell
Name:	Nicholas Campbell
Title:	Chief Executive officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

Filings

99.1	Annual Information Form for the year ended December 31, 2024

99.2	Annual Management’s discussion and Analysis for the year ended December 31, 2023 and 2024

99.3	Audited Financial Statements for the years ended December 31, 2023 and 2024

99.4	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2024 and 2025

99.5	Interim Management’s Discussion and Analysis for the three months ended March 31, 2024 and 2025

99.6	Unaudited Condensed Interim Financial Statements for the three and six months ended June 30, 2024 and 2025

99.7	Interim Management’s Discussion and Analysis for the three and six months ended June 30, 2024 and 2025

99.8	Unaudited Condensed Interim Financial Statements for the three and nine months ended September 30, 2024 and 2025

99.9	Interim Management’s Discussion and Analysis for the three and nine months ended September 30, 2024 and 2025

99.10	CEO Certification of Annual filings in connection with filing of MD&A and Financial Statements dated April 30, 2025

99.11	CFO Certification of Annual filings in connection with filing of MD&A and Financial Statements dated April 30, 2025

99.12	CEO Certification of Interim Filings for the quarter ended March 31, 2025

99.13	CFO Certification of Interim Filings for the quarter ended March 31, 2025

99.14	CEO Certification of Interim Filings for the quarter ended June 30, 2025

99.15	CFO Certification of Interim Filings for the quarter ended June 30, 2025

99.16	CEO Certification of Interim Filings for the quarter ended September 30, 2025

99.17	CFO Certification of Interim Filings for the quarter ended September 30, 2025

99.18	CEO Certification of Annual Filings in Connection with Voluntarily Filed AIF dated October 28, 2025

99.19	CFO Certification of Annual Filings in Connection with Voluntarily Filed AIF dated October 28, 2025

99.20	Management Information Circular, dated August 1, 2025, in respect of annual general and special meeting of shareholders

99.21	Form of Proxy

99.22	Omnibus Incentive Plan

99.23	Statement of Executive Compensation for the year ended December 31, 2024

99.24	Form 45-106F1 – Report of Exempt Distribution

99.25	Material Change Report dated January 28, 2025

99.26	Material Change Report dated September 9, 2025

99.27	Offering Document Under the Listed Issuer Financing Exemption dated September 8, 2025

99.28	Technical Report titled “National Instrument 43-101 Technical Report–Mineral Resource Estimate Update” dated October 10, 2025 (effective date September 3, 2024)

99.29	News release, dated January 28, 2025

99.30	News release, dated February 13, 2025

99.31	News release, dated April 3, 2025

99.32	News release, dated April 30, 2025

99.33	News release, dated May 14, 2025

99.34	News release, dated May 26, 2025

99.35	News release, dated May 27, 2025

99.36	News release, dated June 9, 2025

99.37	News release, dated August 25, 2025

99.38	News release, dated September 8, 2025

99.39	News release, dated October 8, 2025

99.40	News release, dated October 29, 2025

99.41	News release, dated October 30, 2025

99.42	News release, dated October 30, 2025

99.43	News release, dated November 10, 2025

99.44	News release, dated November 17, 2025

99.45	News release, dated November 20, 2025

99.46	AB Form 13-501F1 – Participation Fee

99.47	ON Form 13-502F1 – Participation Fee

99.48	Material Change Report dated December 19, 2025

99.49	News release, dated December 15, 2025

99.50	News release, dated December 18, 2025

99.51	Letter of Transmittal dated December 30, 2025

99.52	News release, dated January 8, 2026

99.53	Material Change Report dated January 13, 2026

99.54	Technical Report titled “Fenn-Gib Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” dated January 14, 2026 (effective date December 19, 2025)

99.55	News release, dated January 15, 2026

Consents

99.56	Consent of Davidson and Company LLP

99.57	Consent of Steven Haggarty, P.Eng.

99.58	Consent of Tim Maunula, P.Geo.

99.59	Consent of Drew Anwyll, P.Eng.

99.60	Consents of Ausenco Engineering ULC and Tommaso Roberto Raponi, P.Eng.

99.61	Consent of Knight Piésold Ltd.

99.62	Consent of AGP Mining Consultants Inc.

99.63	Consent of Ecometrix Inc.

99.64	Consent of T. Maunula & Associates Consulting Inc.

99.65	Consent of Gordon Zurowski, P.Eng.

99.66	Consent of Craig Hall, P.Eng.

99.67	Consent of Richard Cook. P.Geo.

99.68	Consent of Sarah Barabash, P.Geo.